SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)


                         Homestead Village Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   437851 10 8
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                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 23, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                          ----------------------------
CUSIP No.   437851 10 8                             Page 2 of 8 Pages
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
   1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Security Capital Group Incorporated
           36-3692698
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   2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
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   3
        SEC USE ONLY


--------------------------------------------------------------------------------
   4
        SOURCE OF FUNDS

           WC, BK, OO

--------------------------------------------------------------------------------
   5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6
        CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland

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                    7
   NUMBER OF             SOLE VOTING POWER
     SHARES
  BENEFICIALLY              104,446,674
    OWNED BY
      EACH
    REPORTING     --------------------------------------------------------------
     PERSON         8
      WITH               SHARED VOTING POWER

                            -0-
                  --------------------------------------------------------------
                    9
                         SOLE DISPOSITIVE POWER

                            104,446,674
                  --------------------------------------------------------------
                   10
                         SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,446,674
--------------------------------------------------------------------------------
  12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
--------------------------------------------------------------------------------
  13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           87.0%
--------------------------------------------------------------------------------
  14
        TYPE OF REPORTING PERSON

           C0
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

            This Amendment relates to the common stock, par value of $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), 2100 RiverEdge Parkway, Atlanta, Georgia 30328. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of Security Capital Group Incorporated ("Security Capital") relating to Homestead filed on October 16, 1996 as amended on December 9, 1996, January 14, 1997, January 20, 1997, February 18, 1997, April 9, 1997, April 22, 1997, May 14, 1997, June 6, 1997, July 9, 1997, August
21, 1997, December 10, 1997, March 6, 1998, September 4, 1998, and July 16,
1999. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D as previously amended.

            Security Capital has previously filed Statements on Schedule 13D with respect to the Shares jointly with Archstone Communities Trust ("Archstone"), a publicly traded corporation, of which Security Capital controls a minority of the voting stock, and has designated a minority of the members of the board of directors. Archstone has not participated in the matters disclosed in this Amendment, and is not acting together with Security Capital in connection with those matters or otherwise in connection with the ownership or control of any Shares. Accordingly, the joint filing agreement between Security Capital and Archstone has been terminated, and Security Capital and Archstone will comply with their reporting obligations with respect to Schedule 13D separately.

Item 4.  Purpose of Transaction.
         ----------------------

            On March 23, 2000, Security Capital submitted a letter to the Board of Directors of Homestead (the "Homestead Board") setting forth Security Capital's proposal to acquire all outstanding Shares not currently beneficially owned by Security Capital for $3.40 per share in cash. If the proposed transaction were completed, Security Capital would own 100% of the issued and outstanding Shares, and Homestead would become a wholly owned subsidiary of Security Capital.

            Security Capital intends to take steps necessary to complete the proposed transaction, including, but not limited to, the discussion, negotiation and consummation of a merger agreement. There can be no assurance, however, that such a transaction will be consummated, or, if it is consummated, that such a transaction will be consummated on the terms and conditions set forth in Security Capital's proposal. The proposed business combination would be subject to a number of conditions, including satisfaction of any regulatory requirements. Security Capital's proposal is also conditioned upon the approval of the Homestead Board, including the approval of the independent members of the Homestead Board. The proposal is not conditioned on financing.

            The Homestead Board is expected to form a Special Committee consisting of independent members of the Homestead Board to consider Security Capital's proposal. A copy of Security Capital's proposal is attached hereto as
Exhibit 1 and is incorporated herein by reference, and the description herein of the proposal and the matters



                                  3 of 8 Pages
contemplated thereby is qualified in its entirety by reference to such letter. In addition, on March 23, 2000, Security Capital issued a press release announcing that it had submitted its proposal to the Homestead
Board. A copy of the press release is attached hereto as Exhibit 2 and is incorporated herein by reference, and the description herein of such press release and the matters described therein is qualified in its entirety by reference to such press release.

            Depending on the response of the independent directors on the Homestead Board to the Security Capital proposal and other factors deemed relevant by Security Capital, Security Capital reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in Homestead, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. Moreover, Security Capital reserves the right to amend or withdraw the proposal at any time in its sole discretion. Except as set forth in this Item 4 and in furtherance of the proposed transaction Security Capital presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Security Capital may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

    (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

Person                             Number of Shares           Percent of
                                   Beneficially Owned         All Shares

Security Capital Group
  Incorporated                          104,446,674(1)           87.0%
William D. Sanders                            3,500(2)             *
C. Ronald Blankenship                         7,311(3)             *
Samuel W. Bodman                                  0                *
Hermann Buerger                                   0                *
John P. Frazee, Jr.                          79,358(4)             *
Cyrus F. Freidheim, Jr.                           0                *
H. Laurance Fuller                              216(5)             *
Ray L. Hunt                                  23,809(6)             *
Peter S. Willmott                            97,709                *
Thomas G. Wattles                             1,300                *
John T. Kelley, III                           2,739(7)             *

*    Less than 1%


                                  4 of 8 Pages

(1) 104,446,674 Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(2) Shares are held by a limited partnership with respect to which Mr. Sanders shares voting and dispositive power.

(3) Includes 2,895 Shares held by a corporation in which Mr. Blankenship owns the controlling interest.

(4) Includes 22,758 Shares held in an IRA account, 600 shares owned by Mr. Frazee's children, 50,000 Shares held by a corporation for which Mr. Frazee's wife is President and Mr. Frazee is an officer and options to acquire 6,000 Shares.

(5) Includes 108 Shares held by Mr. Fuller's wife.

(6) Includes 660 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 5,521 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 330 Shares held by a corporation that Mr. Hunt owns. Excludes 330 Shares that Mr. Hunt's wife owns as separate property and 23,479 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(7) Mr. Kelley's Shares are held in a trust account.


     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table.



                                  5 of 8 Pages

            Item 7.     Materials to be Filed as Exhibits.
                        ---------------------------------


         Exhibit No.  Description

              1 Letter from Security Capital to the Board of Directors of Homestead, dated March 23, 2000.

              2       Press Release of Security Capital dated March 23,
                      2000.






                                  6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2000

                       SECURITY CAPITAL GROUP INCORPORATED


                                   By: /s/ Jeffrey A. Klopf
                                       -----------------------
                                        Name: Jeffrey A. Klopf
                                        Title: Secretary










                                  7 of 8 Pages

                                Index to Exhibits


         Exhibit No.  Description

              1 Letter from Security Capital Group Incorporated to the Board of Directors of Homestead Village
                      Incorporated, dated March 23, 2000.

              2 Press Release of Security Capital Group Incorporated dated March 23, 2000.